Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 2 DATED NOVEMBER 4, 2019
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Senior Mortgage Loan –Mar View Partners, LLC

On October 25, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,545,200, (the “DB Mar View Senior Loan”). The borrower, Mar View Partners, LLC, a California limited liability company (“DB Mar View”), intended to build and sell thirteen homes under the Los Angeles Small Lot Ordinance at 1035-1118 White Knoll Drive, Los Angeles, CA (the “DB Mar View Property”).

On October 29, 2019, DB Mar View paid off the investment for the full amount of the DB Mar View Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 9.9%. DB Mar View repaid the DB Mar View Senior Loan by refinancing.